POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Addition)

.EX-99.1

Changes in Affiliates (Addition)

 Universal Studios Resort Development Corporation was established in order to build a multi-component destination themed resort.

POSCO E&C owns a 27.5% stake and POSDATA owns a 10% stake in Universal Studios Resort Development Corporation.

1. Details:

• Company Name: Universal Studios Resort Development Corporation

• Total Assets (KRW): 10,000,000,000

• Total Equity (KRW): 10,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 10,000,000,000